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                                                                 EXHIBIT (A)(6)

                     [LETTERHEAD OF GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

October 9, 1997

Board of Directors
Melamine Chemicals, Inc.
39041 Highway 18 West
Donaldsonville, LA 70346

Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Melamine Chemicals, Inc. (the "Company") of the $20.50 per Share in cash proposed to be paid by MC Merger Corp. ("Merger Sub"), a wholly-owned subsidiary of Borden Chemical, Inc. ("Buyer"), in the Tender Offer and Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of October 9, 1997 among Buyer, Merger Sub and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Merger Sub will pay $20.50 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Merger Sub will be merged into the Company (the "Merger") and each outstanding Share (other than Treasury Shares, Parent Shares and Dissenting Shares (each as defined in the Agreement)) will be converted into the right to receive $20.50 in cash.

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Borden Inc., parent of Buyer, from time to time, including having acted as the sole underwriter in sales of common stock of RJR Nabisco Holdings Corporation sold by Borden Inc. in February and March of 1995, and may provide investment banking services to Buyer or Borden Inc. in the future. In addition, we have provided in the past, and may provide in the future, various investment banking services to Kohlberg Kravis Roberts & Co., an affiliate of the principal shareholder of Borden Inc.

  In connection with this opinion, we have reviewed, among other things, the Agreement; the Tender Agreement dated as of October 9, 1997 among Buyer, Merger Sub and ChemFirst, Inc.; Annual Reports to Stockholders and Annual Reports on From 10-K of the Company for the five fiscal years ended June 30, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses, replacement cost estimates and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commodity chemicals industry specifically and performed such other studies and analyses as we considered appropriate.
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  We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $20.50 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
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(GOLDMAN, SACHS & CO.)